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                           November 12, 2021

       Nils A. Ollquist
       Chief Executive Officer and Director
       BROOKMOUNT EXPLORATIONS INC
       1 East Liberty, Suite 500
       Reno, NV 89501

                                                        Re: BROOKMOUNT
EXPLORATIONS INC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 29,
2021
                                                            File No. 024-11533

       Dear Mr. Ollquist:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

       Amendment No, 2 to Offering Statement on Form 1-A

       Talawaan Facility, page 26

   1. We note your response to comment 3, but cannot reconcile your property descriptions and the coordinates
provided for the Talawaan and Alason properties with your aerial photos and maps. Please ensure
the coordinates presented, correspond to your disclosure
                                                        locations and also the
photo/map locations in your filing. See Industry Guide 7 (B)(1).
 Nils A. Ollquist
FirstName  LastNameNils  A. Ollquist INC
BROOKMOUNT        EXPLORATIONS
Comapany 12,
November   NameBROOKMOUNT
               2021               EXPLORATIONS INC
November
Page 2     12, 2021 Page 2
FirstName LastName
Yukon Territory Facility, page 28

2. We note your response to comment 1 indicating that all resource disclosure has been removed from your filing. However the section describing the Yukon Territory Facility on page 30 states the property has a confirmed resource to date, under N43-101, amounting to 39,000 oz.au. Please remove all resource disclosure from your filing.
Security Ownership of Certain Beneficial Owners and Management, page 39

3. Please update the disclosure in this section to reflect beneficial ownership information as of a most recent practicable date. We note that you have provided information as of April
         8, 2021. Refer to Item 12 of Form 1-A.
General

4.       We note your response to comment 6 and the filed Securities Exchange
Agreement
         with 2206555 Alberta Inc. Revise your offering statement to disclose whether this transaction has closed and any related contingencies. If this transaction has closed, please also revise your beneficial ownership tabular information as appropriate to reflect the 25%
         ownership held by Gennex Gold.
       For questions regarding engineering comments, you may contact Ken Schuler, Mining
Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at
(202) 551-8749
or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Brett Verona